              CONESVILLE COAL PREPARATION COMPANY
               QUARTERLY REPORT PER REQUIREMENTS
            OF HOLDING COMPANY ACT RELEASE NO. 23463
            FOR THE QUARTER ENDED DECEMBER 31, 1996





                           CONTENTS


                                                            Page

Statements of Income                                         1

Balance Sheet                                                2

Statements of Quantities of Coal Processed and
 Customer Billings for Coal Washing Services                 3

Statements of Cost of Operation                              4

Price Per Ton of Coal Deliveries                             5

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
                  CONESVILLE COAL PREPARATION COMPANY
                       STATEMENTS OF INCOME
          BY MONTH,FOR THE QUARTER ENDED DECEMBER 31, 1996
                           (UNAUDITED)

                                                                         Three
                                                                         Months
                                          October   November  December   Ended
                                            1996      1996      1996    12/31/96
                                                      (in thousands)
OPERATING REVENUES - Services to Parent       $730      $518      $947    $2,195

COST OF OPERATION                              714       506       938     2,158
                                             ----      ----      ----    ------

OPERATING INCOME                                16        12         9        37

NONOPERATING INCOME                              1         -         -         1
                                             ----      ----      ----    ------

INCOME BEFORE FEDERAL INCOME TAXES              17        12         9        38


FEDERAL INCOME TAXES                            11         6         4        21
                                             ----      ----      ----    ------

NET INCOME                                      $6        $6        $5       $17
                                             ====      ====      ====    ======

The common stock of the Company is wholly owned by Columbus Southern Power Company.

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
                  CONESVILLE COAL PREPARATION COMPANY
                          BALANCE SHEETS
        BY MONTH-END, FOR THE QUARTER ENDED DECEMBER 31, 1996
                            (UNAUDITED)
                                      October 31, November 30, December 31,
                                         1996         1996         1996
                                                 (in thousands)
ASSETS
MINING PLANT:
  Mining Plant in Service                  $1,038       $1,038       $1,038
  Accumulated Amortization                    653          664          674
                                          ------       ------       ------
      NET MINING PLANT                        385          374          364
                                          ------       ------       ------
CURRENT ASSETS:
  Cash and Cash Equivalents                    85           30           19
  Accounts Receivable -
    General                                     3            3            3
    Affiliated Companies                    2,291        2,475        3,007
  Materials and Supplies                      905          859          908
  Other                                        72           57           52
                                          ------       ------       ------
      TOTAL CURRENT ASSETS                  3,356        3,424        3,989
                                          ------       ------       ------
DEFERRED INCOME TAXES                         687          690          683
                                          ------       ------       ------
REGULATORY ASSETS                             244          241          231
                                          ------       ------       ------
DEFERRED CHARGES                               11            7           28
                                          ------       ------       ------
      TOTAL                                $4,683       $4,736       $5,295
                                          ======       ======       ======

CAPITALIZATION AND LIABILITIES
SHAREOWNER'S EQUITY:
  Common Stock - Par Value $1,000
    Authorized - 500 Shares
    Outstanding - 100 Shares                 $100         $100         $100
  Paid-in Capital                             400          400          400
  Retained Earnings                           738          744          750
                                          ------       ------       ------
      TOTAL SHAREHOLDER'S EQUITY            1,238        1,244        1,250
                                          ------       ------       ------
OTHER NONCURRENT LIABILITIES                  900          897          888
                                          ------       ------       ------
CURRENT LIABILITIES:
  Accounts Payable:
    General                                   149          152          444
    Affiliated Companies                       76           70          175
  Accrued Rentals                             318          607          896
  Other                                       425          455          456
                                          ------       ------       ------
      TOTAL CURRENT LIABILITIES               968        1,284        1,971
                                          ------       ------       ------
DEFERRED GAIN ON SALE OF PLANT              1,223        1,203        1,183
                                          ------       ------       ------
REGULATORY LIABILITIES                        354          108            3
                                          ------       ------       ------
      TOTAL                                $4,683       $4,736       $5,295
                                          ======       ======       ======

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
                    CONESVILLE COAL PREPARATION COMPANY
              STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
               CUSTOMER BILLINGS FOR COAL WASHING SERVICES
            BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1996

Services Rendered to
Columbus Southern         Raw             Clean
Power Company's          Coal              Coal
Conesville Plant*        Input  Rejects   Output  Unit Price  Amount
  (Month/Year)          (tons)   (tons)   (tons)  (per ton)   (000)
October 1996            201,554  20,925   180,629    $4.04     $730

November 1996           147,870  19,729   128,141    $4.04     $518

December 1996           194,523  26,373   168,150    $5.64     $947


 * Jointly owned by Cincinnati Gas & Electric Company, Dayton Power & Light
   Company and Columbus Southern Power Company, the parent of Conesville Coal
   Preparation Company.


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
                   CONESVILLE COAL PREPARATION COMPANY
                     STATEMENTS OF COST OF OPERATION
            BY MONTH,FOR THE QUARTER ENDED DECEMBER 31, 1996
                           (UNAUDITED)

                                                                             Three
                                                                             Months
                                        October     November    December     Ended
                                          1996        1996        1996      12/31/96
                                                      (in thousands)
Labor-UMW*                                   $86         $72         $88        $246
Benefits-UMW*                                 60          61          45         166
Office Salaries and Benefits                  87          73          79         239
Operating Materials                           60          69          71         200
Maintenance - Materials and Services          22          44          40         106
Electricity                                   27          29         103         159
Other Billed Service                          25          56         194         275
Rentals                                      332         329         327         988
Amortization of Deferred Gain
  on Sale of Plant                           (20)        (20)        (20)        (60)
Depreciation                                   2           3           3           8
Cleaning Cost Normalization**                (16)       (246)       (108)       (370)
Other                                         49          36         116         201
                                           ----        ----        ----      ------
          Total                             $714        $506        $938      $2,158
                                           ====        ====        ====      ======

 * United Mine Workers of America.
** Represents the deferral/accrual required to establish revenue based on forecasted results for the remainder of the year. The amount of cleaning cost normalization is established on an "overall" company basis
   (i.e., not itemized) and is eliminated by year-end.

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
                  COLUMBUS SOUTHERN POWER COMPANY
                  PRICE PER TON OF COAL DELIVERIES
          BY MONTH,FOR THE QUARTER ENDED DECEMBER 31, 1996


                                       October    November   December
                                        1996       1996       1996
Clean Coal Deliveries from Conesville Coal
  Preparation Plant (a)                 $41.00 (b) $41.75 (b) $42.83 (b)


Notes: (a) Coal cleaned by Conesville Coal Preparation Plant and delivered to Columbus Southern Power's Conesville Generating Plant. These deliveries of clean coal will normally consist of coal cleaned from beginning inventory as well as current month deliveries.

       (b) Average price per ton.

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